EXHIBIT 99.1

CDT Environmental Technology Investment Holdings Limited Announces Share Consolidation

Shenzhen, China — May 28, 2026 — CDT Environmental Technology Investment Holdings Limited (NASDAQ: CDTG) (the “Company”), a leading provider of waste treatment systems and services throughout China, today announced that its Board of Directors (the “Board”) has approved the implementation of a 1-for-25 share consolidation (the “Share Consolidation”) of the Company’s Class A ordinary shares, par value $0.0025 per share, and Class B ordinary shares, par value $0.0025. The Share Consolidation is intended to increase the per-share trading price of the Company’s Class A ordinary shares and to assist the Company in maintaining compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market.

The Share Consolidation will become effective at 12:01 a.m., Eastern Time, on June 1, 2026 (the “Effective Time”). The Company’s Class A ordinary shares are expected to begin trading on a split-adjusted basis on the Nasdaq Stock Market at the commencement of trading on June 1, 2026, with a new CUSIP number of G2030P115. The ticker symbol for the Company’s stock will remain “CDTG.”

At the Company’s Annual General Meeting held on November 26, 2025, the Company’s shareholders approved a proposal authorizing the Board to effect a consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-25. Pursuant to such authorization, the Board approved a 1-for-25 Share Consolidation.

Information for Shareholders

The Share Consolidation will, as of the Effective Time, reduce the number of the issued and outstanding Class A ordinary shares from approximately 75,525,000 to approximately 3,021,000. The total authorized number of Class A ordinary shares and Class B ordinary shares will be correspondingly reduced from 94,000,000 to 3,760,000 and from 6,000,000 to 240,000, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will change from $0.0025 per share to $0.0625 per share. No fractional shares will be issued in connection with the Share Consolidation, and fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole share. No further action on the part of shareholders will be required to implement the Share Consolidation.

The Company’s transfer agent, VStock Transfer, LLC (“VStock”), will act as its exchange agent for the Share Consolidation. VStock will provide instructions to any shareholders with physical stock certificates regarding the process for exchanging their certificates for split-adjusted shares into “book-entry form.” Shares hold by shareholders in “street name” will have their accountants automatically credited by their brokerage firm, bank or other nominee as will any shareholders who held their shares in book-entry form at VStock. VStock can be reached at (212) 828-8436.

Additional information about the Share Consolidation can be found in the Company’s Notice of Annual General Meeting and Information Sheet filed with the Securities and Exchange Commission on November 13, 2025, a copy of which is available at www.sec.gov or at www.cdthb.cn.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s implementation of the Share Consolidation and its expected effects. These statements are not historical facts and typically are identified by the use of terms such as “may,” “will,” “should,” “could,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” and similar words, although some forward-looking statements are expressed differently. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. Further information on risks, uncertainties and other factors that could cause actual results to differ materially are included in the Company’s periodic and current reports filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. The Company disclaims any intention to, and undertakes no obligation to, update or revise these forward-looking statements except as required by law.

Investor and Media Contact United States:

PCG Advisory

Kevin McGrath

Tel: +1-646-418-7002

Email: kevin@pcgadvisory.com